6620 West Broad Street Richmond, VA 23230 www.genworth.com

May 5, 2011

VIA FedEx and EDGAR

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 First Street, NE

Washington, DC 20549

Re:	Genworth Financial, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 001-32195

Dear Mr. Rosenberg:

Reference is made to your letter dated May 3, 2011 to Patrick B. Kelleher, Executive Vice President—Genworth; Chief Financial Officer, Genworth Financial, Inc. (“Genworth” or “we”), setting forth the Staff’s comments on the above-referenced filing (the “Comment Letter”). We are submitting this letter to confirm my conversation with your colleague, James Peklenk, on May 4, 2011 regarding the timing of Genworth’s response to the Comment Letter. As discussed with Mr. Peklenk, and now that we have filed our Form 10-Q for the first quarter of 2011, we anticipate providing a complete response to the Comment Letter on or before May 20, 2011.

Should you have any questions regarding this matter, please contact me at (804) 662-2685.

Sincerely,

/s/ Amy R. Corbin
Amy R. Corbin Vice President and Controller (Principal Accounting Officer)

cc:

James Peklenk, Staff Accountant, U.S. Securities and Exchange Commission
Mary Mast, Senior Accountant, U.S. Securities and Exchange Commission
Michael D. Fraizer, Chairman, President and Chief Executive Officer, Genworth Financial, Inc.
Patrick B. Kelleher, Executive Vice President—Genworth; Chief Financial Officer, Genworth Financial, Inc.
Martin P. Klein, Senior Vice President, Genworth Financial, Inc.